UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: April 2017

Commission File Number: 001- 37413

Concordia International Corp.
(Translation of registrant’s name into English)

277 Lakeshore Road East, Suite 302
Oakville, Ontario
L6J 1H9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On April 26, 2017, Concordia International Corp. announced that David Price has been appointed as Chief Financial Officer of Concordia International Corp. In conjunction with this report Concordia International Corp. is filing the following exhibit:
Exhibit 99.1        Press release of Concordia International Corp. dated April 26, 2017.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Concordia International Corp.

By:	/s/ Francesco Tallarico
	Name:	Francesco Tallarico
	Title:	Chief Legal Officer and Secretary

Date: April 26, 2017

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release of Concordia International Corp. dated April 26, 2017.